Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
(Dollars in thousands)	2011	2010
EARNINGS:
Income before income taxes	$293,640	$233,806
Add (deduct):
Equity in earnings of unconsolidated entities	(65,289)	(74,418)
Distributions from unconsolidated entities	52,037	59,149
Amortization of capitalized interest	447	355
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(19,044)	(17,540)
	$261,791	$201,352
Add fixed charges:
Consolidated interest expense (1)	51,905	48,918
Interest portion (1/3) of consolidated rent expense	32,613	29,624
	$346,309	$279,894

FIXED CHARGES:
Consolidated interest expense (1)	$51,905	$48,918
Capitalized interest	6,828	1,688
Interest portion (1/3) of consolidated rent expense	32,613	29,624
	$91,346	$80,230

RATIO OF EARNINGS TO FIXED CHARGES	3.79	3.49

(1)          Interest expense on income tax contingencies is not included in fixed charges.